Exhibit 99.1

Enerplus Sells Non-Core Assets and Maintains Production Guidance

CALGARY, June 27, 2013 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that we have entered into agreements to sell various non-core assets in Canada for gross proceeds of approximately $80 million in order to further improve the focus and concentration within our portfolio.

These assets consist primarily of non-operated properties producing approximately 1,000 BOE/day, of which roughly 90% is weighted to crude oil and natural gas liquids. The properties are being sold to multiple parties and we anticipate closings to occur during the third quarter of 2013.

In addition to these sales, we have also acquired an incremental 50% working interest in the Pouce Coupe South Boundary B Unit #1 for approximately $30 million. Enerplus is currently the operator of this property and now has an approximate 100% working interest. The additional acquired interests in this light oil waterflood property produce approximately 375 BOE/day and have a low historical decline rate of roughly 5%.  The property has an average netback of approximately $50/BOE.

Year-to-date, Enerplus will have sold or has agreements to sell approximately $115 million of non-core assets, net of acquisitions, representing approximately 1,400 BOE/day of net production.  Despite the sale of this production, we are maintaining our production guidance for 2013 given the strong operational performance to date.  We now expect annual average production volumes will average approximately 85,000 BOE/day, at the high end of our previous guidance range.  All other operational guidance remains unchanged.  As a result of these divestment proceeds and the continued performance of our operations, our financial flexibility has improved and our debt-to-funds flow ratio is now expected to be 1.6 times at year end, unchanged from year-end 2012.

TD Securities acted as advisor to Enerplus on these divestments.

Ian C. Dundas
Incoming President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

SOURCE: Enerplus Corporation

%CIK: 0001126874

For further information:

Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 27-JUN-13